ELEPHANT & CASTLE GROUP INC.

Quarterly Financials

for the Twenty-Six Weeks Ended

July 1, 2007

ELEPHANT & CASTLE GROUP INC.
Consolidated Balance Sheets
US Dollars
(In Thousands of Dollars)

	July 1,	December 31,
	2007	2006
	(Unaudited)	(audited)
ASSETS (Note 6)
Current
Cash	$990	$507
Accounts Receivable	848	1,043
Inventory	417	412
Deposits and Prepaid Expenses	175	353
Pre-Opening Costs	63	129
Total Current Assets	2,493	2,444

Property, Plant and Equipment	10,057	10,050
Future Income Tax Benefits	2,767	2,721
Other Assets	1,609	1,752

Total Assets	$16,926	$16,967

LIABILITIES
Current
Accounts Payable and Accrued Liabilities	$3,681	$3,390
Current Portion of Long-Term Debt	940	583
Total Current Liabilities	4,621	3,973

Long-Term Debt (Note 6)	20,450	18,231
Other Liabilities	1,151	839
Total Liabilities	26,222	23,043

SHAREHOLDERS' EQUITY (DEFICIT)
Common Shares	13,164	13,164
Contributed Surplus	1,282	1,282
Cumulative Translation Adjustment	(880)	(880)
Deficit	(22,862)	(19,642)
Total Shareholders' Equity (Deficit)	(9,296)	(6,076)

Total Liabilities and Shareholders' Equity (Deficit)	$16,926	$16,967

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Operations
US Dollars
(In Thousands of Dollars, Except Net Income/(Loss) Per Share)
(Unaudited)

	US $		US $
	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	July 1,	June 25,	July 1,	June 25,
	2007	2006	2007	2006

SALES
Corporate Locations	$10,217	$9,028	$19,497	$17,155
Revenue from Franchises	130	107	221	223
Total Sales	10,347	9,135	19,718	17,378

RESTAURANT EXPENSES
Food and Beverage Costs	2,669	2,340	5,126	4,469
Restaurant Operating Expenses
Labour	3,085	2,720	5,956	5,306
Occupancy and Other	2,509	2,231	4,787	4,282
Amortization	476	453	914	965
	8,739	7,744	16,783	15,022

INCOME FROM RESTAURANT OPERATIONS	1,608	1,391	2,935	2,356

GENERAL AND ADMINISTRATIVE EXPENSES	849	821	1,677	1,602

RRG MANAGEMENT FEES	77	-	77	-

LOSS ON FOREIGN EXCHANGE	1,067	532	1,175	541

INTEREST ON LONG-TERM DEBT	727	733	1,433	1,447

WRITE-OFF OF DEFERRED FINANCING COSTS	1,720	-	1,720	-

(LOSS) BEFORE INCOME TAXES	(2,832)	(695)	(3,147)	(1,234)

INCOME TAX	23	48	72	108

NET (LOSS) FOR THE PERIOD	$(2,855)	$(743)	$(3,219)	$(1,342)

Weighted average number of shares outstanding Basic	6,052,369	5,968,228	6,052,369	5,968,228
Diluted	12,803,469	12,443,540	12,803,469	12,443,540

Net Income/(Loss) per share Basic	($0.47)	($0.12)	($0.53)	($0.22)

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Cash Flows
US Dollars
(In Thousands of Dollars)
(Unaudited)

	Thirteen Weeks Ended		Twenty-Six Weeks Ended
	July 1,	June 25,	July 1,	June 25,
	2007	2006	2007	2006

OPERATING ACTIVITIES

NET (LOSS)	$(2,855)	$(743)	$(3,219)	$(1,342)
Add: Items not involving cash -
Amortization	476	453	914	965
Loss on Foreign Exchange	1,067	532	1,175	541
Non-Cash Interest	1,969	629	2,535	1,142
Other	(105)	(33)	(202)	(9)
	552	838	1,203	1,297

CHANGES IN NON-CASH WORKING CAPITAL
Accounts Receivable	67	(125)	194	(19)
Inventory	(40)	(32)	(4)	3
Deposits and Prepaid Expenses	180	(141)	177	(50)
Accounts Payable and Accrued Liabilities	648	121	291	(44)
	855	(177)	658	(110)

NET CASH PROVIDED BY OPERATING ACTIVITIES	1,407	661	1,862	1,187

INVESTING ACTIVITIES
Acquisition of Fixed Assets	(593)	(157)	(864)	(455)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(593)	(157)	(864)	(455)

FINANCING ACTIVITIES
Repayment of Capital Leases	-	(1)	-	(9)
Repayment of Debt	(10,934)	-	(11,074)	-
Proceeds of New Debt	10,559	-	10,559	-
Proceeds of Share Issue	-	19		37

	(375)	18	(516)	28

INCREASE (DECREASE) IN CASH DURING PERIOD	439	522	483	760

CASH AT BEGINNING OF PERIOD	551	1,194	507	956

CASH AT END OF PERIOD	$990	$1,716	$990	$1,716

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Consolidated Statements of Shareholders' Equity (Deficit)
US Dollars
(In Thousands of Dollars)
(Unaudited)

	Twenty-Six Weeks Ended
	July 1,	June 25,
	2007	2006

Balance at Beginning of Period	$(6,076)	$(5,795)

Net income/(loss)	(3,219)	(1,342)
Issuance of Share Capital	-	35

Balance at End of Period	$(9,295)	$(7,102)

See notes to consolidated financial statements

ELEPHANT & CASTLE GROUP INC.
Notes to Consolidated Financial Statements
Twenty-Six Weeks Ended July 1, 2007 and June 25, 2006
US Dollars
(In Thousands of Dollars, Except Net Income/(Loss) Per Share)
(Unaudited)

1. BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada for interim financial information. These financial statements are condensed and do not include all disclosures required for annual financial statements. The organization and business of the Company, accounting policies followed by the Company and other information are contained in the notes to the Company’s audited consolidated financial statements filed as part of the Company’s December 31, 2006 annual report on Form 10-K.

In the opinion of the Company’s management, these interim financial statements reflect all adjustments necessary to present fairly the Company’s consolidated financial position at July 1, 2007 and the consolidated results of operations, the consolidated statement of shareholders’ equity (deficit) and cash flows for the thirteen and twenty-six weeks then ended. The results of operations for the interim period are not necessarily indicative of the results of any other interim periods or for the entire fiscal year.

2. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.

3. FRANCHISES

The Company recognizes initial fees from the sale of franchises as revenue once the Company has fully complied with its obligations to the new franchisee in providing operational support and training regarding the opening of the restaurant. For the thirteen and twenty-six weeks ended July 1, 2007 such fees were $nil. (2006 – $nil).

Continuing franchise royalties are recognized as revenue as they are earned.

Total revenue from franchises is disclosed as a separate line item within total sales on the Company’s consolidated statements of operations.

The Company has no obligated costs in connection with continuing franchise royalties, but provides ongoing operational support and advice to franchisees. This support is provided by the same operational management team that supports the Company’s corporately owned restaurants, and as such cannot be separately identified and reported. These costs are included within the Company’s general and administrative expenses, as are the costs associated with marketing and selling new franchises.

Income from restaurant operations derived from franchise operations is therefore equal to total revenue from franchises.

4. IMPAIRMENT OF LONG-LIVED ASSETS

In accordance with the recommendations of the Canadian Institute of Chartered Accountants (“CICA”), the Company has compared the net book value of its long-lived assets with the cash flows those assets are expected to generate over their remaining useful lives.

As at July 1, 2007, the Company has concluded that no provisions for the impairment of long-lived assets are required.

5. PRE-OPENING COSTS

During the year ended December 31, 2006, the Company incurred $144 of pre-opening costs in relation to its new store opening in Chicago, IL (North Wabash St.). In accordance with Canadian GAAP, these costs were amortized over a period of 12 months commencing from the opening date of each store.

As at July 1, 2007 the unamortized value of such pre-opening costs was $63. (June 25, 2006 - nil; December 2006 - $129).

6. FINANCING STRUCTURE

On April 20, 2007, an Arrangement Agreement with Repechage Restaurant Group Ltd. (“RRG”), a company incorporated under the laws of Canada was completed RRG is a wholly-owned subsidiary of Repechage Investments Limited (“Repechage”).

Repechage is a closely-held investment company incorporated under the laws of Newfoundland and Labrador. It holds investments in the transportation, service and real estate sectors.

Pursuant to the Arrangement Agreement and the Plan of Arrangement:

(a) Each of the holders of the Company’s Common Shares transferred their Common Shares to RRG for $0.7982 for each Common Share held;

(b) Each of the holders of the Company’s Preferred Shares transferred their Preferred Shares to RRG for $2.3946 for each Preferred Share held;

(c) Each of the holders of Warrants to acquire Common Shares and Preferred Shares in the Company transferred their Warrants to RRG at a price equal to the amount by which the applicable per share consideration exceeded the warrant exercise price;

(d) All options to acquire shares in the Company were terminated; and

(e) The Company’s former lenders and noteholders were paid all amounts owing under the Notes, and the Notes were discharged.

On the Effective Date of the Arrangement Agreement, the Company became a direct, wholly-owned subsidiary of RRG and an indirect wholly-owned subsidiary of Repechage.

Following the completion of the Arrangement Agreement, the Company’s long-term debt structure comprises:

$8,291

$7,500 loan from Fifth Street Mezzanine Partners III, L.P. ("Fifth Street") to Elephant & Castle Inc. Interest accrues at the rate of 15.5% per annum, of which 12.75% per annum is payable monthly. Fifth Street were also granted $750 of Preferred Shares in Elephant & Castle Inc. The principal is payable in full on April 20, 2012.

$3,408

Balance owed to RRG (parent company) as a result of the Arrangement Agreement under which pre-Arrangement notes and loans were repaid in full. RRG has borrowed $14,000 from GE Canada Equipment Financing G.P. ("GE Canada") in connection with the Arrangement Agreement. The GE loan is repayable in 60 monthly installments, and bears interest at 8.54% per annum. The Company is recording the interest associated with this loan as Interest on Long Term Debt and is making payments to RRG equivalent to the scheduled debt repayments to GE Canada. The loan from GE Canada has first secured position over all of the Company’s assets.

$7,774	Preferred Shares, Series A. (See notes to the Consolidated Financial Statements for the year ended December 31, 2006).

$1,917	Redemption premium on Preferred Shares, accruing at 10% per annum or part thereof to a maximum of 50%.

$21,390	Total Debt

$940	Less Current Portion

$20,450	Total Long-Term Debt

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (“GAAP”)

Financial statement presentation differs in certain respects between Canada and the United States. Reconciliation of Canadian earnings and US earnings is as follows (the reader is referred to the Company’s annual report on Form 10-K for the year ended December 31, 2006, as filed with the United States Securities and Exchange Commission (the “SEC”)):

Reconciliation of total assets, liabilities and shareholders’ equity (deficit):

In thousands of US dollars
	July, 1	Dec 31,
	2007	2006

Total assets for Canadian GAAP	16,926	16,968

Less proportional share of San Francisco JV assets	(170)	(163)
Add investment in San Francisco JV	94	79
Less pre-opening costs	(63)	(129)
Less additional amortisation on leasehold improvements	(5)	(43)
Less deferred finance costs	(1,519)	(1,664)

Total assets for US GAAP	15,263	15,049

Total liabilities per Canadian GAAP	26,222	23,044

Less proportional share of San Francisco JV liabilities	(75)	(83)
Less deferred finance costs	(1,519)	(1,664)

Total liabilities for US GAAP	24,627	21,297

Total equity for Canadian GAAP	(9,296)	(6,077)

Less pre-opening costs	(63)	(129)
Less additional amortisation on leasehold improvements	(5)	(43)

Total equity for US GAAP	(9,364)	(6,248)

Total equity & liabilities for US GAAP	15,263	15,049

For Canadian GAAP purposes, the Company uses the proportionate method of consolidation to record its one-third ownership stake in the joint venture Elephant & Castle restaurant in San Francisco, CA. For US GAAP purposes, these amounts would have been recorded as single line entries representing income from joint ventures and investments in joint ventures.

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

For Canadian GAAP purposes, pre-opening costs are recorded as a balance sheet item until the new store to which they relate is open for trading. These costs are then amortized over a 12-month period. For US GAAP purposes, such costs are charged to income as they are incurred.

Improvements to leased premises and property under capital leases are being amortized on a straight-line basis over the term of the lease except for locations opened prior to January 1, 1993. Those improvements are being amortized on the straight-line method over the term of the lease plus the first two renewal options. Under US GAAP, amortization of leasehold improvement costs would be restricted to the term of the lease.

For Canadian GAAP purposes, deferred financing costs are recorded as an asset which is then amortized over the life of the associated instrument. Under US GAAP, such costs are offset against long term debt.

(b) Reconciliation of income (loss) reported in accordance with Canadian GAAP and US GAAP:

In thousands of US Dollars,	Thirteen weeks ended			Twenty-six weeks ended
except net income/(loss) per share	July 1,		June 25,	July 1,		June 25,
	2007		2006	2007		2006

Net Income/(Loss) - Canadian GAAP	$(2,855	) $	(743)	$(3,219	) $	(1,342)

Adjustments:
Amortization of leasehold
improvement costs	6		31	38		56
Pre-opening costs	30		61	66		191
Net Income/(Loss) - US GAAP	(2,819)		(651)	(3,115)		(1,094)

Net Income/(Loss) per Common Share

Canada Basic	($0.47)		($0.12)	($0.53)		($0.22)

United States Basic	($0.47)		($0.11)	($0.51)		($0.18)

Weighted Average Number of Common
Shares Outstanding: Basic	6,052,369		5,968,228	6,052,369		5,968,228

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(a) Statement of cash flows reported in accordance with US GAAP:

In thousands of US Dollars,	Twenty-Six Weeks Ended
	July 1,	June 25,
	2007	2006
OPERATING ACTIVITIES

NET (LOSS)	$(3,115)	$(1,095)
Add: Items not involving cash -
Amortization	810	717
Loss on Foreign Exchange	1,175	541
Non-Cash Interest	2,535	1,142
Other	(231)	(17)
	1,175	1,288
CHANGES IN NON-CASH WORKING CAPITAL
Accounts Receivable	196	9
Inventory	(3)	2
Deposits and Prepaid Expenses	178	(51)
Accounts Payable and Accrued Liabilities	276	(68)

	647	(107)
NET CASH PROVIDED BY OPERATING ACTIVITIES	1,822	1,181

INVESTING ACTIVITIES
Acquisition of Fixed Assets	(864)	(455)
NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(864)	(455)
FINANCING ACTIVITIES
Repayment of Debt/Proceeds from Share Issue	(516)	28
	(516)	28
INCREASE (DECREASE) IN CASH DURING PERIOD	443	755

CASH AT BEGINNING OF PERIOD	507	952

CASH AT END OF PERIOD	$950	$1,707

Cash at beginning of period - Canadian GAAP	507	956
Less proportional share of San Francisco joint venture	(16)	(3)
Cash at beginning of period - US GAAP	$491	$951
Cash at end of period - Canadian GAAP	990	1,715
Less proportional share of San Francisco joint venture	(40)	(8)

Cash at end of period - US GAAP	$950	$1,707

7. DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (Continued)

(d) Reconciliation statement of shareholders’ equity (deficit) reported in accordance with Canadian GAAP and US GAAP:

In thousands of US Dollars,	Twenty-six weeks ended
	July 1,	June 25,
	2007	2006

Opening Shareholders' Equity (Deficit) - Canadian GAAP	$(6,076)	$(5,795)
Amortization of improvement costs	(43)	(160)
Pre-opening costs expensed under US GAAP	(129)	(191)

Opening Shareholders' Equity (Deficit) - US GAAP	(6,248)	(6,146)

Net Income (Loss) - Canada	(3,219)	(1,342)
Amortization of leasehold improvement costs	38	56
Pre-opening costs	66	191

Net Income (Loss) - US	(3,115)	(1,094)

Issuance of Share Capital - Canada and US	0	35

Closing Shareholders' Equity (Deficit) - Canada	$(9,296)	$(7,102)
Amortization of improvement costs	(5)	(104)
Pre-opening costs expensed under US GAAP	(63)	0

Closing Shareholders' Equity (Deficit) - US	(9,364)	(7,206)